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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                   FORM 11-K


[X]      ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT
OF 1934 [NO FEE REQUIRED]

                  For the fiscal year ended December 31, 1995

                                       OR

[ ]      TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
ACT OF 1934 [NO FEE REQUIRED]

                             ----------------------


                         Commission file number 0-19885


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         NCI 401(K) PROFIT SHARING PLAN


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:



                                           NCI BUILDING SYSTEMS, INC.
                                           7301 FAIRVIEW
                                           HOUSTON, TEXAS  77041






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


                         NCI 401(K) PROFIT SHARING PLAN


                               Table of Contents
                               -----------------

*        Independent Auditors' Report . . . . . . . . . . . . . . . . . . . . 3

*        Statement of Net Assets Available for Benefits . . . . . . . . . . . 4

*        Statement of Changes in Net Assets Available for Benefits  . . . . . 5

*        Notes to Financial Statements  . . . . . . . . . . . . . . . . . . 6-8

*        Supplemental Schedules:

                 Schedule of Assets Held for Investment Purposes  . . . . . .10

                 Schedule of Reportable Transactions. . . . . . . . . . . . .11

                         NCI 401(k) PROFIT SHARING PLAN

                          AUDITED FINANCIAL STATEMENTS

                           December 31, 1995 and 1994

                                    CONTENTS

                                                                      Pages
                                                                      -----
Independent Auditors' Report                                            3

Statement of Net Assets Available for Benefits                          4

Statement of Changes in Net Assets Available for Benefits               5

Notes to Financial Statements                                         6-8

Supplemental Schedules:

         Schedule of Assets Held for Investment Purposes               10

         Schedule of Reportable Transactions                           11

              [SCHULSE HARTWIG RICHTER & COMPANY, LLP LETTERHEAD]

                          INDEPENDENT AUDITORS' REPORT

August 9, 1996

Board of Trustees
NCI 401(k) Profit Sharing Plan
Houston, Texas

We have audited the accompanying statement of net assets available for benefits of NCI 401(k) Profit Sharing Plan as of December 31, 1995 and 1994, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Board of Trustees. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Trustees as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of NCI 401(k) Profit Sharing Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying Supplemental Schedules of (1) Assets Held for Investment Purposes and (2) Reportable Transactions are presented to comply with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the financial statements. The supplemental schedules have been subjected to the same auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ SCHULSE HARTWIG RICHTER & COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

                         NCI 401(k) PROFIT SHARING PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                     ASSETS


                                                              December 31,
                                                       -------------------------
                                                           1995         1994
                                                       ----------    -----------
Investments, at fair value:
 Registered investment company funds                   $1,877,991    $ 1,012,695
 NCI stock                                              5,693,854      3,018,207
 Common/collective trusts                                 354,982        202,810
                                                       ----------    -----------
                                                        7,926,827      4,233,712
                                                       ----------    -----------

Receivables:
 Employer contribution                                     27,911            392
 Participant contribution                                  20,291         11,513
                                                       ----------    -----------
                                                           48,202         11,905
                                                       ----------    -----------

Cash                                                       17,676            894
                                                       ----------    -----------

 Total assets                                           7,992,705      4,246,511
                                                       ----------    -----------

                                    LIABILITIES
                                    -----------

Trustee fees payable                                       29,579              -
                                                       ----------    -----------
 Total liabilities                                         29,579              -
                                                       ----------    -----------

NET ASSETS AVAILABLE FOR BENEFITS                      $7,963,126    $ 4,246,511
                                                       ==========    ===========


See independent auditors' report and accompanying notes to the financial statements.

                         NCI 401(k) PROFIT SHARING PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                         Year Ended December 31,
                                                       -------------------------
                                                          1995           1994
                                                       ----------    -----------
Additions to plan assets:
 Investment income:
   Interest and dividends                              $   34,774    $    18,765
   Net appreciation in fair value of investments        1,582,091          5,813
                                                       ----------    -----------
                                                        1,616,865         24,578
                                                       ----------    -----------

 Contributions:
   Employer                                             1,059,123        823,397
   Participant                                          1,303,337      1,000,597
                                                       ----------    -----------
                                                        2,362,460      1,823,994
                                                       ----------    -----------

     TOTAL ADDITIONS                                    3,979,325      1,848,572
                                                       ----------    -----------

Deductions from plan assets:
 Benefits paid to participants                            193,602         92,373
 Other benefit payments                                    21,926              -
 Administrative expenses                                   47,182         17,988
                                                       ----------    -----------

     TOTAL DEDUCTIONS                                     262,710        110,361
                                                       ----------    -----------

NET INCREASE IN PLAN ASSETS                             3,716,615      1,738,211

Net assets available for benefits:
   Beginning of year                                    4,246,511      2,508,300
                                                       ----------    -----------

   END OF YEAR                                         $7,963,126    $ 4,246,511
                                                       ==========    ===========


See independent auditors' report and accompanying notes to the financial statements.

                         NCI 401(k) PROFIT SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 1995 and 1994

Note 1 - DESCRIPTION OF PLAN

         The following description of the NCI 401(k) Profit Sharing Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         GENERAL - The Plan is a defined contribution plan covering all employees of NCI Building Systems, Inc. and its subsidiaries (Company) who have completed 1,000 hours of service and have attained the age of
         21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         CONTRIBUTIONS - The Plan provides for a matching contribution on an equal basis to all participants, with a maximum Company contribution. For the years ended December 31, 1995 and 1994, the Company made a matching contribution equal to 100 percent of the participant's contribution, up to 6 percent of the participant's eligible compensation. The employer contribution totaled $1,059,123 and $823,397 for the years ended December 31, 1995 and 1994, respectively.

         PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contribution and allocation of (a) the Company's contribution, if any, (b) Plan earnings, and (c) forfeitures of terminated participants' nonvested accounts in excess of expenses. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

         VESTING - Participants are immediately vested in their voluntary contributions, plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service as follows:

                 Years of Service       Vested Percentage
                 ----------------       -----------------
              Less than Three Years              0%
              Three Years                       20%
              Each additional year              20%
              Seven or more years              100%

         EXPENSES - The Company has paid a premium to acquire a $500,000 fidelity bond and also incurs expenses for administration, audit and tax return preparation for the Plan. The Plan may reimburse the Company for these expenses through the allocation of forfeitures.

         PAYMENT OF BENEFITS - Subsequent to termination of service, a participant may request to receive payment either in a lump sum amount equal to the value of his or her vested account balance or to continue in the trust in such a manner as though the employee had not terminated his eligibility if the participant's account balance is greater than $3,500.

         INVESTMENT OPTIONS - The Plan offers five investment options in which the employees may elect to participate. Four of the options are mutual funds, and the fifth option is the NCI Company Stock Fund. The Company's matching contribution is made in Company stock.

                         NCI 401(k) PROFIT SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 1995 and 1994

Note 2 - SUMMARY OF ACCOUNTING POLICIES

         Plan assets are stated at fair market value. If available, quoted market prices are used to value investments.

         MANAGEMENT ESTIMATES - The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates by management.

Note 3 - INVESTMENTS

         The Plan's investments are held by a bank-administered trust fund. The following table presents the fair values of investments. Investments that represent 5 percent or more of the Plan's net assets are separately identified.

         Investments at fair value as determined by quoted market price:

                                                              December 31,
                                                       -------------------------
                                                          1995           1994
                                                       ----------    -----------
         Nationsbank Stable Capital Fund               $  354,982    $   202,810
         Nations Balanced Assets Fund                     467,384        267,095
         Nations Strategic Fixed Income Fund              349,294        214,190
         Nations Capital Growth Fund                    1,014,976        502,019
         NCI Company Stock Fund                         5,693,854      3,018,207
         Other                                             46,337         29,391
                                                       ----------    -----------
                                                       $7,926,827    $ 4,233,712
                                                       ==========    ===========

Note 4 - PLAN TERMINATION

         Although the Company has expressed no such intention, the Plan can be terminated at the Company's election. In the event of Plan termination, all Plan benefits would become 100 percent vested and payable to the participants.

Note 5 - TAX STATUS

         The Internal Revenue Service has determined and informed the Company by letter dated March 2, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the IRC.

                         NCI 401(k) PROFIT SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 1995 and 1994

Note 6 - FUND INFORMATION

         The Plan permits participants to direct their investments in any of the five investment options. Company contributions are made exclusively in Company stock. Amounts related to these programs are as follows:

                                            Beginning      Net          Ending
                                             Balance     Change         Balance
                                           ----------  ----------    -----------
         PARTICIPANT DIRECTED:
         Nationsbank Stable Capital        $  202,810  $  152,172    $   354,982
         Nations Balanced Assets              267,095     200,289        467,384
         Nations Strategic Fixed Income       214,190     135,104        349,294
         Nations Capital Growth               502,019     512,957      1,014,976
         NCI Stock Fund                     1,036,391   1,624,230      2,660,621

         NONPARTICIPANT DIRECTED:
         NCI Stock Fund                     1,981,816   1,051,417      3,033,233
         Other                                 29,391      16,946         46,337

         The amounts presented as net change include contributions, withdrawals, earnings and transfers.

                             SUPPLEMENTAL SCHEDULES

                         NCI 401(k) PROFIT SHARING PLAN

                                 EIN 76-0127701
                                     PN 001
           ITEM 27a - Schedule of Assets Held for Investment Purposes
                      For the Year Ended December 31, 1995

(a)               (b)                          (c)                     (d)           (e)
-----------------------------------------------------------------------------------------------
          Identity of Issue,        Description of Investment          Cost     Current Value
           Borrower, Lessor,      including Maturity Date, Rate
           or Similar Party        of Interest, Collateral, Par
                                        or Maturity Value
-----------------------------------------------------------------------------------------------
      Nationsbank Stable Capital           Mutual Fund             $  328,707      $   354,982
        Nations Balanced Assets            Mutual Fund             $  456,223      $   467,384
    Nations Strategic Fixed Income         Mutual Fund             $  339,380      $   349,294
         Nations Capital Growth            Mutual Fund             $  937,718      $ 1,014,976
           Nations Treasury                Money Market            $   45,149      $    45,149
            Liquidity Fund                 Money Market            $    1,188      $     1,188
               NCI Stock          Qualified Employer Securities    $4,049,861      $ 5,693,854

                         NCI 401(k) PROFIT SHARING PLAN
                                 EIN 76-0127701
                                     PN 001
                 ITEM 27d - Schedule of Reportable Transactions
                      For the Year Ended December 31, 1995

  (a)             (b)                          (c)          (d)       (e)      (f)         (g)         (h)
--------------------------------------------------------------------------------------------------------------------------
Identity      Description                    Purchase     Selling    Lease   Expense     Cost of     Current    Net Gain
of Party       of Asset                       Price        Price    Expense  Incurred     Asset      Value of    (Loss)
Involved                                                                                           Assets on
                                                                                                  Transaction
                                                                                                      Date
--------------------------------------------------------------------------------------------------------------------------
Category (iii) - A series of transactions
relating to the same issue of securities
in excess of 5% of current value of the
plan assets:

            NCI Stock Fund                $1,624,283                                   $1,624,283   $1,624,283
            NCI Stork Fund                               $255,680                        $213,707     $255,680    $41,972

            Nations Balanced Assets         $229,065                                     $229,065     $229,065
            Nations Balanced Assets                       $48,882                         $46,964      $48,882     $1,918

            Nations Capital Growth          $504,191                                     $504,191     $504,191
            Nations Capital Growth                        $69,076                         $65,130      $69,076     $3,946

            Nations Strategic Fixed Inc.    $139,448                                     $139,448     $139,448
            Nations Strategic Fixed Inc.                  $31,191                         $31,443      $31,191      ($251)

            Nations Stable Capital          $233,423                                     $233,423     $233,423
            Nations Stable Capital                        $98,651                         $94,938      $98,651     $3,712

There were no category (i), (ii) or (iv) reportable transactions during the year ended December 31, 1995.

                                   SIGNATURES



         THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee for the NCI 401(k) Profit Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   NATIONSBANK OF GEORGIA, N.A., TRUSTEE FOR THE NCI 401(K) PROFIT SHARING PLAN


DATE:   OCTOBER 21, 1996           BY: /S/ WILLIAM A. DENTON
     ----------------------           -----------------------------------------
                                   PRINT NAME: WILLIAM A. DENTON
                                              ---------------------------------
                                   TITLE: VICE PRESIDENT
                                         --------------------------------------

                       CONSENT OF INDEPENDENT AUDITORS


         We consent to the use of our report dated August 9, 1996 incorporated by reference in the Registration Statement (Form S-8, File No. 33-52078) pertaining to the NCI 401(k) Profit Sharing Plan and in the related Prospectus, with respect to the financial statements and schedules of the NCI 401(k) Profit Sharing Plan included in this Annual Report (Form 11-K) for the period from January 1, 1995 to December 31, 1995.


                                     SCHULSE HARTWIG RICHTER & COMPANY, L.L.P.



DALLAS, TEXAS                        BY: /S/ GLEA RAMEY III
                                        --------------------------------------
OCTOBER  8 , 1996                    PRINT NAME: GLEA RAMEY III
        ---                                     ------------------------------
                                     TITLE: PARTNER
                                           -----------------------------------






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